

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2017

Mark Smith
Chief Financial Officer
Enstar Group Limited
Windsor Place, 3rd Floor
22 Queen Street
Hamilton HM JX
Bermuda

   Re: Enstar Group LTD
     Form 10-K for the Fiscal Year Ended December 31, 2016
     Filed February 27, 2017
     File No. 001-33289

Dear Mr. Smith:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

             Division of Corporation Finance
             Office of Healthcare and
             Insurance